
BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT-Aktiengesellschaft
A-5310 Mondsee/Austria,
Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. ~~82-5222~~ 82-5221


03029838

Mondsee, 26th August 2003

BWT AG 82-5221
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed Information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934
(The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,

Rita Garlock
Assistant to the Board

<u>Enclosure:</u>
Press Release – BWT acquisition of HOH

dlw 9/8

Bankverbindungen:
Creditanstalt, Konto-Nr. 0295-33346-00 BLZ 11950
Bank Austria, Konto-Nr. 438 083 008, BLZ 20151
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weissenbacher
Vorstand: Gerhard Speigner
Vorstand: Massimo Grassi

26th August 2003

Press Release

BWT acquires HOH and expands its market leadership in Europe

BWT – Best Water Technology – Group has achieved another important strategic aim by acquiring HOH Water Technology Group from the NTR Holding A/S, Copenhagen. Thereby, BWT will be active on the market of all Scandinavian countries with own subsidiaries. The acquisition is retroactive by 1st July 2003. NTR and BWT agreed upon silence regarding the purchase price.

HOH Water Technology Group is among the most important providers of water treatment technology in the Northern European market and especially noted for its area-wide sales and service network. Besides the holding company in Copenhagen, HOH Water Technology Group comprises subsidiaries in Denmark, Sweden, Norway and Finland. These locations are perfectly suited to cover not only the domestic markets but also the export markets in the Baltic States and in Russia. HOH's strategy is mainly directed to the strong service network and the distribution of standardised products and devices. All currently existing business activities will be expanded continuously.

HOH Group expects a turnover of approx. EUR 35 millions for the current financial year. By 30th June 2003, the whole group counted 237 employees.

Your contact for further information:

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A-5310 Mondsee
Ph: +43/6232/5011-1110
Fax: +43/6232/5011-1109
E-Mail: office@bwt.at
Internet: www.bwt.at

26th August 2003

Press Release

BWT acquires HOH and expands its market leadership in Europe

BWT – Best Water Technology – Group has achieved another important strategic aim by acquiring HOH Water Technology Group from the NTR Holding A/S, Copenhagen. Thereby, BWT will be active on the market of all Scandinavian countries with own subsidiaries. The acquisition is retroactive by 1st July 2003. NTR and BWT agreed upon silence regarding the purchase price.

HOH Water Technology Group is among the most important providers of water treatment technology in the Northern European market and especially noted for its area-wide sales and service network. Besides the holding company in Copenhagen, HOH Water Technology Group comprises subsidiaries in Denmark, Sweden, Norway and Finland. These locations are perfectly suited to cover not only the domestic markets but also the export markets in the Baltic States and in Russia. HOH's strategy is mainly directed to the strong service network and the distribution of standardised products and devices. All currently existing business activities will be expanded continuously.

HOH Group expects a turnover of approx. EUR 35 millions for the current financial year. By 30th June 2003, the whole group counted 237 employees.

Your contact for further information:

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A-5310 Mondsee
Ph: +43/6232/5011-1110
Fax: +43/6232/5011-1109
E-Mail: office@bwt.at
Internet: www.bwt.at